Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2018 and 2017

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2018 (Unaudited)		December 31, 2017 (Audited)		March 31, 2017 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$31,529	7	$28,825	7	$38,006	9
Financial assets at fair value through profit or loss	—	—	—	—	—	—
Hedging derivative financial assets	—	—	—	—	—	—
Held-to-maturity financial assets	—	—	—	—	1,290	—
Contract assets	6,259	1	—	—	—	—
Trade notes and accounts receivable, net	29,999	7	31,941	7	28,187	6
Receivables from related parties	29	—	49	—	31	—
Inventories	11,080	2	8,840	2	8,369	2
Prepayments	5,535	1	2,188	—	5,209	1
Other current monetary assets	5,394	1	5,308	1	4,710	1
Other current assets	2,246	—	2,183	—	1,825	—

Total current assets	92,071	19	79,334	17	87,627	19

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income	7,305	2	—	—	—	—
Available-for-sale financial assets	—	—	5,751	1	5,088	1
Investments accounted for using equity method	2,381	—	2,326	1	2,470	1
Contract assets	3,588	1	—	—	—	—
Property, plant and equipment	284,977	61	288,708	64	285,915	64
Investment properties	8,048	2	8,048	2	8,109	2
Intangible assets	53,833	12	54,883	12	46,498	10
Deferred income tax assets	3,250	1	2,730	1	2,343	1
Incremental costs of obtaining contracts	2,283	—	—	—	—	—
Net defined benefit assets	1,289	—	13	—	1,171	—
Prepayments	3,412	1	3,573	1	3,910	1
Other noncurrent assets	5,434	1	5,536	1	5,055	1

Total noncurrent assets	375,800	81	371,568	83	360,559	81

TOTAL	$467,871	100	$450,902	100	$448,186	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$170	—	$70	—	$439	—
Financial liabilities at fair value through profit or loss	1	—	1	—	4	—
Hedging derivative financial liabilities	—	—	1	—	1	—
Contract liabilities	8,654	2	—	—	—	—
Trade notes and accounts payable	14,695	3	19,396	4	12,881	3
Payables to related parties	415	—	684	—	398	—
Current tax liabilities	13,124	3	8,674	2	9,439	2
Other payables	21,576	5	25,001	6	21,885	5
Provisions	100	—	189	—	123	—
Advance receipts	—	—	8,842	2	9,253	2
Other current liabilities	1,300	—	1,081	—	1,233	—

Total current liabilities	60,035	13	63,939	14	55,656	12

NONCURRENT LIABILITIES
Contract liabilities	2,384	1	—	—	—	—
Long-term loans	1,600	—	1,600	—	1,600	—
Deferred income taxes liabilities	2,065	—	1,430	—	1,498	—
Provisions	79	—	78	—	67	—
Customers’ deposits	4,560	1	4,671	1	4,539	1
Net defined benefit liabilities	2,002	—	2,704	1	1,546	—
Deferred revenue	—	—	3,612	1	3,605	1
Other noncurrent liabilities	4,537	1	3,458	1	3,790	1

Total noncurrent liabilities	17,227	3	17,553	4	16,645	3

Total liabilities	77,262	16	81,492	18	72,301	15

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	17	77,574	17	77,574	17
Additional paid-in capital	148,103	32	148,091	33	147,180	33
Retained earnings
Legal reserve	77,574	17	77,574	17	77,574	17
Special reserve	2,681	—	2,681	1	2,676	1
Unappropriated earnings	75,499	16	54,633	12	64,284	15

Total retained earnings	155,754	33	134,888	30	144,534	33

Other adjustments	417	—	383	—	133	—

Total equity attributable to stockholders of the parent	381,848	82	360,936	80	369,421	83

NONCONTROLLING INTERESTS	8,761	2	8,474	2	6,464	2

Total equity	390,609	84	369,410	82	375,885	85

TOTAL	$467,871	100	$450,902	100	$448,186	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2018		2017
	Amount	%	Amount	%
REVENUES	$53,632	100	$54,533	100

OPERATING COSTS	34,450	64	34,621	63

GROSS PROFIT	19,182	36	19,912	37

OPERATING EXPENSES
Marketing	5,653	10	6,282	12
General and administrative	1,191	2	1,164	2
Research and development	925	2	921	1
Expected credit loss	398	1	—	—

Total operating expenses	8,167	15	8,367	15

OTHER INCOME AND EXPENSES	(72)	—	(12)	—

INCOME FROM OPERATIONS	10,943	21	11,533	22

NON-OPERATING INCOME AND EXPENSES
Interest income	39	—	44	—
Other income	56	—	60	—
Other gains and losses	(33)	—	44	—
Interest expenses	(4)	—	(6)	—
Share of the profits of associates and joint ventures accounted for using equity method	80	—	118	—

Total non-operating income and expenses	138	—	260	—

INCOME BEFORE INCOME TAX	11,081	21	11,793	22

INCOME TAX EXPENSE	2,558	5	2,939	6

NET INCOME	8,523	16	8,854	16

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments designated as at fair value through other comprehensive income	(234)	—	—	—
Gain on hedging instruments subject to basis adjustment	1	—	—	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2018		2017
	Amount	%	Amount	%
Income tax benefit relating to items that will not be reclassified to profit or loss	$207	—	$—	—

	(26)	—	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(52)	—	(214)	—
Unrealized gain or loss on available-for-sale financial assets	—	—	327	—
Cash flow hedges	—	—	(1)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	1	—	(3)	—
Income tax benefit relating to items that may be reclassified subsequently to profit or loss	—	—	1	—

	(51)	—	110	—

Total other comprehensive income (loss), net of income tax	(77)	—	110	—

TOTAL COMPREHENSIVE INCOME	$8,446	16	$8,964	16

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,267	15	$8,627	16
Noncontrolling interests	256	1	227	—

	$8,523	16	$8,854	16

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,182	15	$8,765	16
Noncontrolling interests	264	1	199	—

	$8,446	16	$8,964	16

EARNINGS PER SHARE
Basic	$1.07		$1.11

Diluted	$1.07		$1.11

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Available-for- sale Financial Assets	Unrealized Gain or Loss on Financial Assets at FVOCI	Cash Flow Hedges	Gain on Hedging Instruments	Total Other Adjustments	Total Equity Attributable to Stockholders of the Parent
			Retained Earnings
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings								Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2017	$77,574	$147,180	$77,574	$2,676	$55,657	$135,907	$46	$(51)	$—	$—	$—	$(5)	$360,656	$6,272	$366,928

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(11)	(11)

Net income for the three months ended March 31, 2017	—	—	—	—	8,627	8,627	—	—	—	—	—	—	8,627	227	8,854

Other comprehensive income (loss) for the three months ended March 31, 2017	—	—	—	—	—	—	(189)	328	—	(1)	—	138	138	(28)	110

Total comprehensive income (loss) for the three months ended March 31, 2017	—	—	—	—	8,627	8,627	(189)	328	—	(1)	—	138	8,765	199	8,964

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	4	4

BALANCE, MARCH 31, 2017	$77,574	$147,180	$77,574	$2,676	$64,284	$144,534	$(143)	$277	$—	$(1)	$—	$133	$369,421	$6,464	$375,885

BALANCE, JANUARY 1, 2018	$77,574	$148,091	$77,574	$2,681	$54,633	$134,888	$(174)	$558	$—	$(1)	$—	$383	$360,936	$8,474	$369,410

Effect of retrospective application (Note 2)	—	—	—	—	12,393	12,393	—	(558)	883	1	(1)	325	12,718	(4)	12,714

BALANCE, JANUARY 1, 2018 AS ADUJUSTED	77,574	148,091	77,574	2,681	67,026	147,281	(174)	—	883	—	(1)	708	373,654	8,470	382,124

Net income for the three months ended March 31, 2018	—	—	—	—	8,267	8,267	—	—	—	—	—	—	8,267	256	8,523

Other comprehensive income (loss) for the three months ended March 31, 2018	—	—	—	—	206	206	(54)	—	(238)	—	1	(291)	(85)	8	(77)

Total comprehensive income (loss) for the three months ended March 31, 2018	—	—	—	—	8,473	8,473	(54)	—	(238)	—	1	(291)	8,182	264	8,446

Share-based payment transactions of subsidiaries	—	12	—	—	—	—	—	—	—	—	—	—	12	22	34
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	5	5

BALANCE, MARCH 31, 2018	$77,574	$148,103	$77,574	$2,681	$75,499	$155,754	$(228)	$—	$645	$—	$—	$417	$381,848	$8,761	$390,609

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$11,081	$11,793
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	6,895	7,176
Amortization	1,070	903
Amortization of incremental costs of obtaining contracts	452	—
Expected credit loss	398	—
Provision for doubtful accounts	—	303
Interest expenses	4	6
Interest income	(39)	(44)
Dividend income	—	—
Compensation cost of share-based payment transactions	—	4
Share of the profits of associates and joint ventures accounted for using equity method	(80)	(118)
Loss on disposal of property, plant and equipment	21	12
Gain on disposal of financial instruments	(6)	(1)
Provision for inventory and obsolescence	32	13
Impairment loss on intangible assets	51	—
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	—	3
Gain on foreign exchange, net	(22)	(26)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	—
Financial assets mandatorily measured at fair value through profit or loss	60	—
Contract assets	135	—
Trade notes and accounts receivable	1,593	2,603
Receivables from related parties	21	(18)
Inventories	(2,405)	(959)
Prepayments	(3,193)	(2,900)
Other current monetary assets	79	120
Other current assets	69	297
Incremental cost of obtaining contracts	(261)	—
Increase (decrease) in:
Contract liabilities	409	—
Trade notes and accounts payable	(4,701)	(5,924)
Payables to related parties	(269)	(364)
Other payables	(2,257)	(1,945)
Provisions	—	5
Advance receipts	—	(11)
Other current liabilities	182	(82)
Deferred revenue	—	59
Net defined benefit plans	$(1,978)	$(243)

Cash generated from operations	7,341	10,662
Interest paid	(5)	(6)
Income tax paid	(12)	(8)

Net cash provided by operating activities	7,324	10,648

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2018	2017
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(2,317)	(2,188)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	2,118	2,147
Proceeds from disposal of held-to-maturity financial assets	—	850
Proceeds from disposal of available-for-sale financial assets	—	2
Acquisition of property, plant and equipment	(4,390)	(4,612)
Proceeds from disposal of property, plant and equipment	10	1
Proceeds from capital reduction of available-for-sale financial assets	—	—
Proceeds from capital reduction of investments accounted for using equity method	19	—
Acquisition of intangible assets	(70)	(48)
Acquisition of investment properties	(6)	—
Increase in other noncurrent assets	(43)	(85)
Interest received	42	54
Cash dividends received	—	—

Net cash used in investing activities	(4,637)	(3,879)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	200	2,259
Repayment of short-term loans	(100)	(1,958)
Decrease in customers’ deposits	(101)	(86)
Decrease in other noncurrent liabilities	(38)	(8)
Change in other noncontrolling interests	38	—

Net cash provided by (used in) financial activities	(1)	207

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	18	(70)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,704	6,906
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	28,825	31,100

CASH AND CASH EQUIVALENTS, END OF PERIOD	$31,529	$38,006

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2018 and 2017

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

1.	STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2018 and 2017 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.

2.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

Except for the effect of application of IFRS 9 and IFRS 15 discussed below, the application of other new, revised or amended standards and interpretations effective from January 1, 2018 does not have material impact on the Company’s consolidated financial statements.

a.	IFRS 9 “Financial Instruments” and related amendment

IFRS 9 supersedes IAS 39 “Financial Instruments: Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments: Disclosures” and other standards. IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting.

The requirements for classification, measurement and impairment of financial assets have been applied retrospectively on January 1, 2018, and the requirements for hedge accounting have been applied prospectively. IFRS 9 is not applicable to items that have already been derecognized on or before December 31, 2017.

Classification, measurement and impairment of financial assets

On the basis of the facts and circumstances that existed on January 1, 2018, the Company performed an assessment of the classifications of financial assets and elected not to restate the comparative figures.

The following table shows the original measurement categories and carrying amounts under IAS 39 and the new measurement categories and carrying amounts under IFRS 9 for each class of the Company’s financial assets and financial liabilities as of January 1, 2018.

	Measurement category		Carrying amount
	IAS 39	IFRS 9	IAS 39	IFRS 9	Note
Financial assets

Cash and cash equivalents	Loans and receivables	Amortized cost	$28,825	$28,825	1)
Equity securities	Available-for-sale	Fair value through profit and loss (FVTPL)	54	54	2)
	Available-for-sale	Fair value through other comprehensive income (FVOCI) - equity investments	5,697	7,539	2)
Trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits	Loans and receivables	Amortized cost	$40,158	$40,158	1)

Financial Liabilities

Short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposit and loan-term loans	Amortized cost	Amortized cost	39,725	39,725
Derivatives	Held-for-trading	FVTPL	1	1
	Hedging derivative financial liabilities	Hedging financial liabilities	1	1	3)

	IAS 39 Carrying Amount January 1, 2018	Reclassifi- cations	Remea- surements	IFRS 9 Carrying Amount January 1, 2018	Retained Earnings effect on January 1, 2018	Other adjustment effect on January 1, 2018	Noncontrolling interests effect on January 1, 2018	Note
Financial assets measured at FVTPL	$—	$—	$—	$—	$—	$—	$—
Add: reclassification from available for sale (IAS 39) - mandatory reclassification	—	54	—	54	6	(6)	—	2)

	—	54	—	54	6	(6)	—

Financial liabilities measured at FVTPL	(1)	—	—	(1)	—	—	—

Financial assets measured at FVOCI- equity investments	—	—	—	—	—	—	—
Add: reclassification from available for sale (IAS 39) - designated at January 1, 2018	—	5,697	1,842	7,539	1,516	327	(1)	2)

	—	5,697	1,842	7,539	1,516	327	(1)

Financial assets measured at Amortized cost	—	—	—	—	—	—	—
Add: reclassification from loans and receivables (IAS 39)	—	68,983	—	68,983	—	—	—	1)

	—	68,983	—	68,983	—	—	—

Financial liabilities measured at amortized cost	—	—	—	—	—	—	—
Add: reclassification from amortized cost (IAS 39)	—	(39,725)	—	(39,725)	—	—	—

	—	(39,725)	—	(39,725)	—	—	—

Hedging financial liabilities	—	—	—	—	—	—	—
Add: reclassification from Hedging derivative instrument (IAS 39)	—	(1)	—	(1)	—	—	—	3)

	—	(1)	—	(1)	—	—	—

Total	$(1)	$35,008	$1,842	$36,849	$1,522	$321	$(1)

1)	Cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposit that were classified as loans and receivables under IAS 39 are now classified as financial assets measured at amortized cost with assessment of expected credit loss.

2)	The Company elected to reclassify equity securities originally classified as available-for-sale under IAS 39 to FVTPL and designated at FVOCI in accordance with IFRS 9. As a result, the related other equity - unrealized gain (loss) on available-for-sale financial assets was reclassified $6 million to retained earnings and $556 million to other equity - unrealized gain or loss on financial assets at FVOCI.

Equity investments in non-listed stocks previously carried at cost under IAS 39 are designated as FVOCI and remeasured at fair values. As a result, financial assets at FVOCI and other equity - unrealized gain or loss on financial assets at FVOCI were increased by $1,842 million and $1,843 million, respectively, and noncontrolling interest was decreased by $1 million.

The Company recognized impairment loss on certain investments in equity securities previously classified as available-for-sale and measured at cost and the loss was accumulated in retained earnings under IAS 39. Since those investments were designated as financial assets measured at FVOCI under IFRS 9 and no impairment assessment is required, an adjustment was made that resulted in a decrease of $1,516 million in other equity - unrealized gain or loss on financial assets at FVOCI and an increase of the $1,516 million in retained earnings on January 1, 2018.

3)	Due to the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, all derivative and non-derivative financial assets and financial liabilities which were designated as hedging instruments are presented as hedging financial assets and hedging financial liabilities for starting from January 1, 2018.

As the Company expects there is no tax obligations upon the disposal of the available-for-sale financial assets, the deferred income tax liabilities was decreased by $1 million, unrealized gain or loss on available-for-sale financial assets was increased by $4 million and noncontrolling interests was decreased by of $3 million respectively.

b.	IFRS 15 “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15 and related amendments, the Company allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements is allocated based on each performance obligation’s relative stand-alone selling price. The amount of sales revenue recognized for products is no longer limited to the amount paid by the customer for the products. This will not change the total revenue recognized, but will change the timing of revenue recognition. The Company may recognize more revenue at the beginning of the contract period (i.e., at the time of sale of products), and revenue recognized for telecommunications service in the subsequent contract periods will decrease.

Incremental costs of obtaining contracts will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Before the application of IFRS 15, the relevant expenditures were recognized as expenses.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer. Before the application of IFRS 15, the Company determines whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

Under IFRS 15, the net effect of revenue recognizes, consideration received and receivable is recognized as a contract asset or a contract liability. Before the application of IFRS 15, receivable is recognized or advance receipts and deferred revenue was reduced when revenue was recognized for the contract under IAS 18.

Under IFRS 15, the Company recognized a trade-in liability (other current liabilities) and a right to recover a product (other current assets) when recognizing revenue for the sale with a trade-in right. Before the application of IFRS 15, trade-in right provisions and inventories were recognized when recognizing revenue.

The Company elected to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and recognized the cumulative effect of the change in the retained earnings on January 1, 2018.

Impact on items of assets, liabilities and equity

	Carrying amounts before retrospective adjustments as of January 1, 2018	Adjustments Arising from Initial Application	Carrying amounts after retrospective adjustments as of January 1, 2018
Contract assets - current	$—	$6,065	$6,065

Trade notes and accounts receivable, net	$31,941	(118)	$31,823

Inventories	$8,840	(132)	$8,708

Prepayments	$2,188	(7)	$2,181

Other current assets	$2,183	132	$2,315

Contract assets - noncurrent	$—	3,917	$3,917

Incremental costs of obtaining contracts	$—	2,474	$2,474

Total effect on assets		$12,331

Contract liabilities - current	$—	$8,004	$8,004

Current tax liabilities	$8,674	2,227	$10,901

Provisions - current	$189	(88)	$101

Advance receipts	$8,842	(8,842)	$—

Other current liabilities	$1,081	72	$1,153

Contract liabilities - noncurrent	$—	2,626	$2,626

Deferred revenue	$3,612	(3,612)	$—

Other noncurrent liabilities	$3,458	1,072	$4,530

Total effect on liabilities		$1,459

Total effect on equity (unappropriated earnings)	$54,633	$10,872	$65,505

The following table shows the increase (decrease) in assets, liabilities and equity resulting from the application of IFRS 15 on the balance sheet date.

March 31, 2018
Contract assets – current	$6,259
Trade notes and accounts receivable, net	(128)
Inventories	(115)
Prepayments – current	(9)
Other current assets	115
Contract assets – noncurrent	3,588
Incremental costs of obtaining contracts	2,283

Assets	$11,993

(Continued)

March 31, 2018
Contract liabilities - current	$8,654
Current tax liabilities	2,142
Provisions - current	(77)
Advance receipts	(9,493)
Other current liabilities	206
Contract liabilities - noncurrent	2,384
Deferred revenue	(3,393)
Other noncurrent liabilities	1,063

Liabilities	$1,486

Equity (unappropriated earnings)	$10,507

(Concluded)

Impact on items of statement of comprehensive income for current period

Three months ended March 31, 2018
Revenues	$(258)
Operating costs	341
Operating expenses	(149)

Income from operations	(450)
Income tax expense	(85)

Net income	$(365)

Decrease in net income attributable to:
Stockholders of the parent	$(365)
Noncontrolling interests	—

$(365)

Impact on earnings per share:
Basic earnings per share	$(0.05)

Diluted earnings per share	$(0.05)